Exhibit (a)(1)(E)

FORM OF EMAIL
CONFIRMING RECEIPT OF ELECTION FORM

From:	Allogene Therapeutics, Inc.
Re:	Confirmation of Receipt of Election Form

This message confirms that Allogene Therapeutics, Inc. (“Allogene”) has received your Election Form. This confirmation should not, however, be construed to imply that the Election Form you submitted has been properly completed or signed or that we have accepted any of your Eligible Options for exchange.
If your Election Form has been properly completed and signed, and all eligibility requirements are met, we expect to accept all of your Eligible Options for exchange and to grant you New Options promptly following the Expiration Time, subject to the terms and conditions of the Exchange Offer. If you do not deliver a signed Notice of Withdrawal before the Expiration Time, and we accept your tendered Eligible Options for exchange, we will provide you with a confirmation letter promptly following the Expiration Time confirming that your Eligible Options have been accepted for exchange. In addition, we will separately provide you with stock option agreements for your New Options for acceptance via our equity platform, Benefits Online®.
Your Election Form may be withdrawn by subsequently delivering a new, properly completed and signed Election Form or Notice of Withdrawal at any time before 9:00 p.m., Pacific Time, on Tuesday, July 19, 2022, unless the Exchange Offer is extended.
You should direct questions about the Exchange Offer or requests for assistance (including requests for additional or paper copies of the Exchange Offer, Election Form, Notice of Withdrawal or any other documents relating to the Exchange Offer) by email to exchange@allogene.com.
Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer to Exchange Eligible Options for New Options, dated June 21, 2022.